UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)

HOME SOLUTIONS OF AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

437355100

(CUSIP Number)

Thomas A. Klee, Esq.
Law Office of Thomas A. Klee
55 Bath Crescent Lane
Bloomfield, Connecticut 06002
860-242-0004

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 17, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 206156101	13D/A	Page 2 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MT Trading LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7.	SOLE VOTING POWER
SHARES		460,500
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		460,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D/A	Page 3 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sondra J. Beit
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,394,331
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		2,394,331
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,331
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 206156101	13D/A	Page 4 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) RH Trading LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF	7.	SOLE VOTING POWER
SHARES		385,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		385,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D/A	Page 5 of 9

Item 1.             Security and Issuer.

            This statement relates to the common stock, par value $0.001per share (the "Common Stock") of Home Solutions of America, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 1340 Poydras Street, Suite 1800, New Orleans, LA 70112.

Item 2.             Identity and Background.

            (a) (b) (c) The Filing Persons are a group consisting of the following three entities or individuals:
(1)	MT Trading LLC, a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of MT Trading LLC are:

Sondra J. Beit, whose business address is 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109. Mrs. Beit is not currently employed.

Mark Paley, whose business address is Harvest Investments LLC, 530 Silas Deane Highway, Suite 130, Wethersfield, CT 06109. Mr. Paley is a professional investor and principal of Harvest Investments LLC.

(2)	Sondra J. Beit (see above).

(3)	RH Trading LLC, a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of RH Trading LLC are Sondra J. Beit and Mark Paley (see above).

            (d) (e) During the last five years, no Filing Person or any Member of any Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person or Member of the Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO: 206156101	13D/A	Page 6 of 9

Item 3.             Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4.             Purpose of Transaction.

             In the Schedule 13D filed by the Filing Persons, as amended by Amendment No. 1 thereto filed June 2, 2008, the Filing Persons reported the ownership of shares of Common Stock. Subsequently, in Amendment No. 2 thereto filed July 11, 2008, the Filing Persons reported the ownership of shares of Common Stock issuable upon the conversion of the Series C-2 Convertible Preferred Stock (the "Preferred Stock). This Amendment does not report any change in the Common Stock owned by the Filing Persons, but relates solely to the Preferred Stock.

             The Filing Persons have been informed by the Issuer that "[i]n connection with a recent review by [its] counsel of [its] books and records, [it] has determined that all of the shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock ... of [the Issuer], including the shares issued in [the Filing Persons'] name, were not properly issued." The Purchase Agreement dated July 3, 2008 between the Filing Persons and the Issuer pursuant to which the Preferred Stock and the Warrants to purchase Common Stock of the Issuer were purchased contained a representation and warranty of the Company in Section 2.2 that "[t]he shares of Preferred Stock and the Warrants which are being issued and sold hereunder have been duly and validly authorized and, when issued, sold and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued, fully paid and nonassessable...." The Filing Persons believe that this representation and warranty has been breached.

             Therefore, on December 17, 2008, the Filing Persons issued a notice to the Issuer (the "Notice") that included the following:

NOTICE OF REDEPMTION AT OPTION OF HOLDER UPON TRIGGERING EVENT

Pursuant to Section 8(f) of the Certificate of Designation of the Series C Preferred Stock, [the Filing Persons] hereby give notice that the [Filing Persons] elect that all of the shares of C-2 Preferred Stock held by the Filing Persons] be redeemed within three (3) days hereof. The Triggering Event includes, but is not limited to, the matter described in Section 8(c)(C) as evidenced by the [Issuer's] letter to the [Filing Persons] ... that states that "[the Company has] determined that all of the shares of...Series C-2 Preferred Stock..., including the shares issued in your name, were not properly issued."

CUSIP NO: 206156101	13D/A	Page 7 of 9

             The Filing Persons have not received a formal, written reply to the Notice. However, on December 23, 2008, the Issuer filed a Form 8-K with the SEC disclosing that "[t]he [Issuer] determined that all of its shares of Series C-1 Preferred Stock and Series C-2 Preferred Stock (together, the "Preferred Stock") were not properly issued by the [Issuer], although it was the intent of the [Issuer] and its Board of Directors to properly issue such Preferred Stock. The [Issuer] promptly notified the holders of the Preferred Stock and offered to exchange (the "Exchange") the Preferred Stock for two new series of preferred stock (with rights, powers and preferences substantially identical to the terms of the originally issued Preferred Stock) that would be properly issued. [O]n December 17, 2008, after such notification, the [Issuer] received a redemption notice from [the Filing Persons] holding approximately 17% of the Preferred Stock. The stated value of the shares of Preferred Stock owned by [the Filing Persons] is $1,500,000 and the redemption price under the Certificate of Designations is approximately $1,875,000 (excluding accrued dividends) for redemptions thereunder. The [Issuer] has notified [the Filing Persons] that it does not believe that redemption of the Preferred Stock is an appropriate remedy and the [Issuer] intends to vigorously contest the redemption demand."

             There have been discussions between the Filing Persons and the Issuer regarding the resolution of this matter, but no resolution satisfactory to the Filing Persons has been reached and there are presently no ongoing discussions.

             Therefore, the Filing Persons take the position that they do not presently hold any validly issued shares of Preferred Stock.

             The Filing Persons are considering all appropriate actions that they may undertake with respect to the Preferred Stock.

             With respect to the holdings of the Common Stock, the Filing Persons believe that if the Board of Directors of the Issuer does not take actions they believe are required to be taken in the best interest of stockholders, they will take whatever action they deem necessary in order to protect their rights as stockholders. Therefore, the Filing Persons may take actions which relate to or may result in any of the following:

             (a) The acquisition of additional securities of the Issuer or the disposition of securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

             (c) A sale or transfer of a material amount of the Issuer's assets;

             (d) A change in the Issuer's present Board of Directors or management, including to change the number of directors or to fill any vacancies on the Board;

CUSIP NO: 206156101	13D/A	Page 8 of 9

            (e) A material change in the Issuer's present capitalization or dividend policy;

            (f) Any other material change in the Issuer's business or corporate structure; or

            (g) Changes in the Issuer's charter or bylaws or any other actions which may impede the acquisition of control of the Issuer by any person.

Item 5.             Interest in Securities of the Issuer.

            (a) As of the date hereof, the Group owns shares of the Common Stock representing 6.8% of the outstanding Common Stock. Such Common Stock is held by members of the Group as follows:

Name	Number of Shares
MT Trading LLC	460,500
Sondra Beit	2,394,331
RH Trading LLC	385,000
Group Total	3,239,831

            (b) Each of the Filing Persons has sole power to vote and dispose of such shares held by it or her; however, Mr. Roger Beit, the husband of Sondra Beit, also has investment authority over the investment accounts in which such shares are held.

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           The Members of MT Trading LLC and RH Trading LLC are Mark Paley and Sondra J. Beit. Roger Beit is the husband of Sondra Beit. Although no formal agreement exists, such persons can be expected to act in concert with respect to their investments.

Item 7.             Material to be Filed as Exhibits.

           A Filing Agreement, dated as of May 22, 2008, among MT Trading LLC, Sondra Beit and RH Trading LLC was previously filed as Exhibit 99.1.to this Schedule 13D on May 27, 2008 and is incorporated herein by reference.

CUSIP NO: 206156101	13D/A	Page 9 of 9

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009

/S/ ROGER BEIT
Roger Beit, Authorized Agent